September 30, 2024

Elvis Cheung
Chief Executive Officer
707 Cayman Holdings Ltd.
5/F., AIA Financial Centre
712 Prince Edward Road East
San Po Kong, Kowloon, Hong Kong

       Re: 707 Cayman Holdings Ltd.
           Registration Statement on Form F-1
           Filed September 5, 2024
           File No. 333-281949
Dear Elvis Cheung:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2024 letter.

Form F-1 filed September 5, 2024
Implications of Being a "Controlled Company", page 6

1. We note your disclosure here that JME will be the beneficial owner of 15,612,000 ordinary shares or 71.13% of the issued and outstanding ordinary shares after the completion of the offering. This appears to be inconsistent with the disclosure on the cover page which states JME will be the beneficial owner of 30,310,000 ordinary shares or 73.19% and the disclosure on page 26 which states JME will be the beneficial owner of
       20,310,000 ordinary shares or 73.19%. Please clarify or revise.
The Offering, page 9

2. We note your disclosure here that there are 20,200,000 issued and outstanding ordinary shares prior to the offering. This appears to be inconsistent with the disclosure in the
 September 30, 2024
Page 2

       financial statements on page F-2 which states there are 999,999 ordinary shares issued and outstanding. Please clarify or revise.
General

3. Please provide us with a detailed analysis as to why the proposed secondary offering is not an indirect primary offering on your behalf and thus appropriate to characterize the transaction as a valid secondary offering under Securities Act Rule 415(a)(1)(i). Refer to and discuss in your response Securities Act Rules Compliance and Disclosure
       Interpretation 612.09. Among other relevant issues, discuss in your response why you are registering the resale offering simultaneously with the primary offering, how you determined the number of ordinary shares being registered in connection with the resale offering, how and when the Resale Shareholders were selected to participate in the resale offering including which party(ies) initiated contact regarding the potential resale transaction, why it was decided that the Resale Shareholders would not be subject to lock-
       up arrangements and whether the underwriter sought to have them subjected to lock-up arrangements, and why the availability of a set of resale shares larger than the size of the primary offering for offer and sale into the market once trading commences does not create concern for the underwriters' ability to facilitate the creation of a public market.

       Also disclose the exemption pursuant to which the Resale Shareholders received their shares, and whether each Resale Shareholder and the person that controls it has had any position, office or other material relationship with JEM within the past three years. Also clarify what you mean when you say that each Resale Shareholder acquired the shares to be resold "from allotment from the Company for cash."

       Finally, we note that the Resale Shareholders subscribed for shares "for the purpose and preparation of the offering." Please describe in further detail the nature of this transaction, when/how shares were issued, and whether such shares are included in the Resale
       Shareholders' current holdings.
4. We note your disclosure on page ALT-7 that the Resale Shareholders may sell their securities by means of "purchases by a broker-dealer as principal and resale by the broker-
       dealer for its account." Please confirm your understanding that the sale by a Resale
       Shareholder by such means would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to
       Item 512(a)(1)(iii) of Regulation S-K.
 September 30, 2024
Page 3

       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   David L. Ficksman